WashTec AG

RECEIVED

2009 NOV 17 P 11:35

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

09047317

November 04, 2009

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **November 04th, 2009** regarding the publication of results for Q3 2009 (**"Positive net income, equipment sales still below prior year"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

i.A. F. Fitter

p.o. Florian Fitter

WashTec AG | Argonstrasse 7 • D-86153 Augsburg
Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000
Registered Office: Augsburg
HRB 81 Commercial Register Augsburg

WashTec

Positive net income, equipment sales still below prior year:

- **Revenues after three quarters at €186.4m (-12.2%), decline in third quarter at -10.7%**
- **Operating result (EBIT) at €7.2m (prior year: €19.3m)**
- **Operating EBIT margin (adjusted for non-recurring effects) at 4.5% (prior year: 9.3%)**

Augsburg, November 04, 2009 – The WashTec Group's revenues reached €186.4m after the first three quarters of 2009. This corresponds to a decline of 12.2% compared to prior year. The decline continues to be caused primarily by fewer equipment sales, which fell by 20.5%. The service, chemicals and operations business was also stable in the third quarter.

Due to the lower equipment sales, the operating result (EBIT) declined by €12.1m to €7.2m (prior year: €19.3m). Adjusted for non-recurring effects related to write-downs of receivables and severance payments (€1.2m), the operating result was €8.4m. This represents an EBIT margin of 4.5%. In the third quarter (stand-alone), the EBIT margin equaled 8.2%, compared to 10.3% in the prior year.

Despite of the lower revenues, the net operating cash flow totaled €12.9m, which is only €3.4m below prior year's figure (prior year: €16.3m).

WashTec has a sound balance sheet structure with an equity ratio of now 40.7%.

WashTec continues to expand the operations business, where sites are being operated on behalf of and for the account of our customers. In the third quarter additional sites have been opened. The chemicals business also developed favorably. The new polishing wax ShineTecs, which protects the car paint and at the same time improves its shine, was successfully tested at various sites.

Forecast

The car wash counts per site (year-to-date) show that the economic environment so far had no major impact on car washing behaviour. The car wash business continues to be profitable at most sites. The financial and economic down-turn has led, however, to difficulties in financing equipment among various customer groups and in certain sub-markets. In addition, investments are being delayed due to the uncertain economic outlook.

The company is expecting that the decline in revenues will continue in the fourth quarter of 2009 and expects a decline in revenues between 10 and 11% for the full year with an adjusted EBIT margin between 5 and 6%.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

It is not expected that the markets will recover substantially in 2010. Difficulties in financing equipment and the uncertain economic outlook will remain and therefore the delay of investments will probably continue. As a result, we do not expect a significant increase in revenues in 2010. The measures taken to increase efficiency and reduce costs however, should lead to an increase in the overall results next year.

In the mid-term it is planned to return to the margin targets of prior years. The exact timing will also depend on the recovery of the overall economy.

Overview of key performance indicators:

€m, IFRS	3Q/2009	3Q/2008
Revenues	186.4	212.3
EBITDA	14.0	24.9
EBIT	7.2	19.3
EBIT adjusted for non-recurring effects	8.4	19.7
EBT	5.3	17.1

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg